Exhibit B

HOREJSI ALPS AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into as of June 1, 2018, by and among ALPS Advisors, Inc. ("AAI") and ALPS Fund Services, Inc. ("AFS" and together with AAI, “ALPS”); and Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, and Stewart R. Horejsi Trust No. 2 (together, the “Horejsi Trusts”); and Stewart R. Horejsi (“Stewart Horejsi”, together with the Horejsi Trusts, the“ Horejsi Affiliates ”).

RECITALS

A.      Stewart Horejsi is the financial adviser to the Horejsi Trusts who together own a controlling interest in the Boulder Growth & Income Fund, Inc. (the “Fund”). As of the date of this Agreement, as written above, the Horejsi Affiliates’ ownership of the Fund is shown in Exhibit A, attached hereto.

B.       Stewart Horejsi is the chief investment officer for Rocky Mountain Advisers, LLC (“RMA”) and Stewart West Indies Trading Co., Ltd. (doing business as Stewart Investment Advisers (“SIA”, and together with RMA, the “Horejsi Advisers”). The Horejsi Advisers are presently co-advisers to the Fund and controlled by the Horejsi Affiliates.

C.       Fund Administrative Services, LLC (“FAS”) together with AFS is presently a co-administrator to the Fund and controlled by the Horejsi Affiliates.

D.       The parties have proposed a restructuring of the advisory and administrative services for the Fund (the “Restructuring”) pursuant to which: AAI will become the adviser to the Fund and provide certain officers to the Fund; RMA will be engaged by AAI as a subadviser to the Fund; and AFS will become the sole administrator to the Fund providing fund accounting, tax, fund administration, legal, and other related services.

E.       The Restructuring necessarily will result in thetermination of the co-advisory agreements currently existing between the Fund and Horejsi Advisers (the “Co-Advisory Agreements”) and the co-administration agreements between the Fund and FAS and the Fund and ALPS (the “Co-Administration Agreements” and, together with the Co-Advisory Agreements, the “Prior Agreements”). After the Restructuring, it is expected that SIA will withdraw as a registered investment adviser with the Securities and Exchange Commission and, although it may continue as a going concern, it will not otherwise be affiliated with the Fund. It is also expected that FAS will continue as a going concern as the employment agent for RMA but will not otherwise be affiliated with the Fund.

F.       ALPS willingness to move forward with the Restructuring is predicated on the Horejsi Affiliates agreeing to certain lock-up, leak-out, voting and board nomination provisions as set forth herein.

COVENANTS

NOW, THEREFORE, in consideration of the recitals, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.            Effectiveness, Conditions Precedent. Except as otherwise noted in this Agreement, this Agreement will become effective on the earlier of the date first written above or, retroactively on the date that AAI first commences as the Fund’s investment adviser (the “Effective Date”). The initial effectiveness of Sections 4, 5, and 6 is predicated on each of the following conditions being independently met:

(i)	The Fund and AAI will enter into an investment advisory agreement (the “Advisory Agreement”) pursuant to which AAI will serve as investment adviser for the Fund in return for a 95 basis point advisory fee to be paid by the Fund to AAI, such fee to be calculated based on the value of the Fund’s average Managed Assets. “Managed Assets” are defined as the Fund's total assets, including assets attributable to leverage, minus liabilities (excluding those related to debt or preferred stock). The initial term of the Investment Advisory Agreement will be two years, with the ability for its year-to-year continuance thereafter subject to the approval of the Board;

(ii)	AAI and RMA will enter into an investment subadvisory agreement (the “Subadvisory Agreement”) pursuant to which RMA will provide investment sub-advisory services to the Fund in return for an 81.25 basis point sub-advisory fee to be paid to RMA by AAI, such fee to be calculated based on average Managed Assets; and

(iii)	The Fund and AFS will enter into an administration, bookkeeping and pricing services agreement (the “Admin Agreement”) pursuant to which AFS will perform, among other duties, certain administration, bookkeeping, and pricing services for the Fund in return for a 10 basis point administration fee to be paid by the Fund to AFS, such fee to be calculated based on average Managed Assets. The initial term of the Admin Agreement will be three years;

(iv)	Approval of the Advisory Agreement, Subadvisory Agreement, and Admin Agreement (collectively, the “Restructuring Agreements”) by the Fund’s Board of Directors (the “Board”).

The parties will work (or direct parties that they may control or be affiliated with to work) in good faith, using their reasonable best efforts to ensure that such conditions are met.

2.           Termination of Prior Agreements. The above Restructuring Agreements are intended to replace the Prior Agreements and, as of the date immediately prior to the effective date of the Restructuring Agreements (or effective date of any precursor interim agreements under Rule 15a-4 of the Investment Company Act of 1940, as amended), each of the parties agree (or will direct the parties to the Prior Agreements that they may control or be affiliated with to agree) that the Prior Agreements will terminate and that such termination shall be on a penalty-free basis (or, with regards to the ALPS Co-Administration Agreement, amended in such a manner to allow the Admin Agreement to supersede the terms of the ALPS Co-Administration Agreement).

3.           Board and Stockholder Approval. The Horejsi Affiliates will recommend that the Fund’s Board approve all elements of the Restructuring. The Horejsi Affiliates agree to (and agree to direct any applicable parties that they may control to) use reasonable best efforts to obtain all required consents and approvals of the Board and/orstockholders necessary to effect the Restructuring.

4.           Lock-Up and Leak-Out Agreements. Beginning on the date that AAI first commences as the Fund’s investment adviser (“AAI Commencement Date”), the Horejsi Affiliates, collectively, will be limited in all dispositions of the Fund’s common shares (the “Shares”) (which will include any and all sales, exchanges, transfers, gifts, or any similar type of conveyance of the Shares to non-affiliated entities that involves the voting power or ownership of the Shares) to the lesser of (i) an amount per month equal to 0.75% of Horejsi Affiliates' aggregate investment in the Fund, this amount determined as of the AAI Commencement Date (as stated in Exhibit A), or (ii) the amount the Horejsi Affiliates may otherwise be restricted to under applicable federal or state laws, rules and regulations.

Notwithstanding the foregoing, the Horejsi Affiliates shall not be limited in their ability to exchange Shares among themselves or to transfer Shares to members of the Horejsi family, the Horejsi Charitable Foundation, Inc. or other entities owned and controlled by the Horejsi Affiliates, provided, however, that prior to any such exchange or transfer being deemed effective, the transferor will: (i) provide prior written notice to ALPS of such proposed transfer that contains details regarding the parties involved, the amount of Shares transferred, the date of the proposed transfer, and any changes in control of the voting power of the Shares from the proposed transfer; (ii) enter into an agreement (“Transfer LO Agreement”) with the transferee, whereby the transferee agrees to be subject to the terms and conditions set forth in this Agreement (that would otherwise be applicable to the transferor) and grants ALPS the ability to enforce its rights as a third party beneficiary under the Transfer LO Agreement against the transferee or transferor, as necessary; and (iii) provide ALPS with a copy of the applicable executed Transfer LO Agreement.

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5.           Voting Agreement. Beginning on the AAI Commencement Date and continuing for a period of eight (8) years thereafter, at any annual or special meeting of stockholders of the Fund or in any written consent executed in lieu of such a meeting of stockholders, the Horejsi Affiliates (including any related persons or entities that may receive Shares pursuant to a Transfer LO Agreement described in Section 4) shall take all action, including by way of voting their Shares, to give effect to the recommendations of the Board as well as the covenants in this Agreement, including without limitation, filling Board vacancies as provided in Section 6 below.

6.           Board Vacancies. If a vacancy of a director occurs on the Board at any time by death, disability, retirement, resignation, removal (with or without cause) or any other reason, ALPS and the Horejsi Affiliates will negotiate in good faith on a recommendation to be made on the nomination and appointment of a replacement director to fill the vacancy. The Horejsi Affiliates will vote their Shares in a manner consistent with Section 5 of this Agreement.

7.           Miscellaneous.

(i)   Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Colorado. Each party hereto irrevocably consents to the exclusive jurisdiction and venue of any federal or state court within Denver County, State of Colorado in connection with any matter based upon or arising out of this Agreement (whether based on breach of contract, tort, breach of duty or any other theory), agrees that process may be served upon it in any manner authorized by the laws of the State of Colorado for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to jurisdiction, venue and such process.

(ii)  Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(iii) Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

(iv) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one instrument.

(v)  Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, except as set forth herein.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their proper and duly authorized persons on their respective behalf as of the date set forth above.

HOREJSI AFFILIATES:

Ernest Horejsi Trust No. 1B	Lola Brown Trust No. 1B

By: Peak Trust Company - AK, administrative trustee	By: Peak Trust Company - AK, administrative trustee

By:	/s/ Doug Blattmachr	By:	/s/ Doug Blattmachr
	Doug Blattmachr, President		Doug Blattmachr, President

Susan L. Ciciora Trust	Stewart West Indies Trust

By: Peak Trust Company - AK, trustee	By: Peak Trust Company - AK, trustee

By:	/s/ Doug Blattmachr	By:	/s/ Doug Blattmachr
	Doug Blattmachr, President		Doug Blattmachr, President

Mildred Horejsi Trust	Stewart R. Horejsi Trust No. 2

By: Peak Trust Company - AK, administrative trustee	By: Peak Trust Company - AK, administrative trustee

By:	/s/ Doug Blattmachr	By:	/s/ Doug Blattmachr
	Doug Blattmachr, President		Doug Blattmachr, President

/s/ Stewart R. Horejsi
Stewart R. Horejsi

ALPS:
ALPS Fund Services, Inc.	ALPS Advisors, Inc.

/s/ Jeremy O. May	/s/ Jeremy O. May
By: Jeremy O. May, President	By: Jeremy O. May, Executive Vice President

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EXHIBIT A:

Horejsi Affiliates Fund Share ownership/control details as of the Effective Date*:

	Amount and
	Nature of
	Ownership of
Name:	Fund Shares		% of Fund
Ernest Horejsi Trust No. 1B	16,373,154		15.46%
Lola Brown Trust No. 1B	14,412,317		13.61%
Susan L. Ciciora Trust	5,472,675		5.17%
Stewart West Indies Trust	14,412,317		1.07%
Mildred B. Horejsi Trust	5,543,695		5.23%
Stewart R. Horejsi Trust No. 2	2,411,987		2.28%
Stewart R. Horejsi	0		0.00%
Totals	45,344,694	**	42.81%

* Share amounts shown are as of the Effective Date; however, if such amounts should change prior to the AAI Commencement Date, the Horejsi Affiliates agree to provide an updated Exhibit A to ALPS as of the AAI Commencement Date.

**Such total to be utilized for the purposes of calculating the limitations of Section 4 of this Agreement.

As of 5/8/2018, the Fund had 105,920,635 shares outstanding.